Exhibit A

Ceragon Adds New Disaggregated Wireless Backhaul Capabilities to Address More 5G Challenges

The company will showcase its new complementary IP-50 Platform, with a disaggregated wireless backhaul router and 20 Gbps mmW speeds, at MWC 2019

Little Falls, New Jersey, February 19, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today announced its new Disaggregated Wireless Backhaul capabilities to address the growing challenges associated with 5G network rollouts. Ceragon will discuss these new capabilities and showcase its new IP-50 Platform next week at MWC 2019 in Barcelona, Spain booth 5G61. At the event, Ceragon will additionally display its disaggregated wireless backhaul router and run a live demo delivering 20 Gbps capacity over mmW. The IP-50 Platform complements Ceragon’s industry-leading IP-20 Platform by offering a tailored solution to service providers who want to disaggregate their wireless backhaul network using merchant-silicon hardware. The first IP-50 products will be released during the second quarter of 2019. Ceragon expects significant revenues from the IP-50 Platform beginning in 2020.

Ceragon’s new Disaggregated Wireless Backhaul solution leverages the known industry concept of network disaggregation and pioneers its application in the wireless backhaul space. It addresses 5G challenges by providing multiple independent innovation paths in radio, networking software and networking hardware technologies. To this end, Ceragon is launching its new IP-50 Platform which will allow for:

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Fast network densification while ensuring efficient and innovative use of resources, such as spectrum and real-estate, by leveraging Ceragon’s unique multicore technology, which has made its IP-20 Platform a market leader.

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New 5G use cases over one network via simpler 5G network slicing that is essential in tailoring services to specific needs. In addition, the use of IP/MPLS or segment routing within the wireless backhaul infrastructure can increase operational efficiency by eliminating the need for additional cell-site or aggregation routers in relevant deployment scenarios.

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Flexible and fast network expansion enabled by a wide variety of hardware options. This allows for simpler, faster and more scalable deployments with the lowest possible total cost of ownership by enabling the use of merchant-silicon hardware and separating networking software from networking hardware.

•	Ultra-high capacity that addresses the ever-growing requirements for backhaul and fronthaul capacity in 5G networks with up to 20Gbps capacity.

“Ceragon once again demonstrates an innovative approach to resolving wireless backhaul challenges for its customers,” said Ed Gubbins, Senior Analyst Telecom Technology & Software at GlobalData. “Applying the concept of disaggregation to wireless backhaul allows Ceragon to offer a complete, comprehensive portfolio to operators that will be able deploy 5G services – at any frequency, band (microwave and millimeter wave), capacity or networking technology - with the highest flexibility.”

Ceragon Adds New Disaggregated Wireless Backhaul Capabilities to Address the More 5G Challenges

February 19, 2019

“This is a very exciting time for Ceragon,” said Ira Palti, president and CEO of Ceragon. “Our commitment to resolving our customers’ wireless backhaul challenges continues to fuel market-leading innovation. By adding our new IP-50 Platform to our market-leading IP-20 Platform, complemented by our wide-ranging professional services, we can offer additional capabilities such as a single radio for all deployment scenarios and market leading capacity. Ceragon is well positioned to help its customers meet any 5G challenge and make wireless backhaul easier than ever to deploy.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

Ceragon Adds New Disaggregated Wireless Backhaul Capabilities to Address the More 5G Challenges

February 19, 2019

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks relating to the concentration of Ceragon's business in certain geographic regions and more considerably in India, risks associated with a decline in demand from the single market segment on which we focus; ; risk relating to certain guarantees granted by Ceragon on behalf of Orocom to FITEL, in the framework of the FITEL project; risks associated with our failure to effectively compete with other wireless equipment providers; risks associated with a change in our gross margin as a result of changes in the geographic mix of revenue;  risks related to the fact that our operating results may vary significantly from quarter to quarter and from our expectations for any specific period; risks related to our ability to timely meet the supply demands of our customers due to the high volatility in their supply needs; risks associated with difficulties in obtaining market acceptance of newly introduced products; risks associated with potential technical deficiencies discovered in newly introduced products; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.